Exhibit e(4)

AMENDMENT TO DISTRIBUTION AGREEMENT

March 28, 2014

Credit Suisse Securities (USA) LLC

One Madison Ave

New York, New York 10010

Dear Ladies and Gentlemen:

This is to confirm that Credit Suisse Securities (USA) LLC shall be the distributor of shares of beneficial interest, par value $.001 per share, issued by the Credit Suisse Volaris US Strategies Fund, a series of Credit Suisse Opportunity Funds (the “Trust”), under terms of the Distribution Agreement between the Trust and Credit Suisse Securities (USA), LLC, dated April 30, 2012, as amended.

Please confirm that the foregoing is in accordance with your understanding by indicating your acceptance hereof at the place below indicated, whereupon it shall become a binding agreement between us.

Very truly yours,

CREDIT SUISSE OPPORTUNITY FUNDS

By:	/s/Karen Regan
	Name:	Karen Regan
	Title:	Vice President and Secretary

Accepted:

CREDIT SUISSE SECURITIES (USA), LLC

By:	/s/John Popp
	Name:	John Popp
	Title:	Authorized Signatory